82-4025

GLOBEX

GMX

Toronto Stock Exchange

Interim Report

Nine months ended September 30, 2004

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of September 30, 2004 and for the three month and nine month periods ending September 30, 2004 and 2003. The statements have not been audited or reviewed by the company's auditors or any other firm of chartered accountants.

THE MONTHS HAVE BEEN VERY BUSY......

On the option front

Azure Resources Corp. did not undertake any new exploration on Globex's Mooseland Project in Nova Scotia. A bulk sample still awaits final treatment due in large part to delays in the permitting of the flotation circuit. Recently Azure announced that they have received the required permit and are installing the flotation circuit. Azure has also informed Globex that they intend to drill the Mooseland East Gold Zone starting in November. Due to delays in installing the flotation circuit, Globex has given Azure an extension on option payments but is receiving additional monies and stock to make up for the delays.

Vedron Gold Inc. completed a series of drill holes on Globex's Ramp property. A number of holes were lost due to difficult ground conditions. One hole intersected 15 grams Au over 1 metre, a step out on an intersection of 16 grams Au over 1.4 metres. Several other holes were either dyked out or did not intersect new mineralization.

Dianor Resources Inc. has completed a series of 9 drill holes on Globex's Pacaud royalty property. Narrow kimberlite dykes were intersected and samples are out for analysis.

Platte River Gold (US) Inc. optioned Globex's Bell Mountain property in Nevada. They have undertaken detailed mapping as well as sampling on surface and in underground existing adits. It is their intention to drill the property starting in November.

Queenston Mining Inc. has terminated its option on Globex's 50% owned Duquesne West property. A series of 15 drill holes were completed in the program with most directed at the new Liz Zone, but several also targeted the South 41 Zone and Fox-Shaft Zones. Results were mixed, with the Liz Zone being enlarged and shown to extend to depth.

Noranda Inc. drilled two shallow drill holes on geophysical targets on Globex's Poirier South property near Joutel. Sulphides were intersected but not in sufficient quantities, in Noranda's judgment to warrant further work. When Globex receives a complete copy of all work undertaken, based on the Company's assessment of the work done, Globex will decide whether or not to continue the exploration program.

Acquisitions

Over the last several months, Globex has acquired a number of properties including the Miniac gold-zinc prospect, the former Grandroy copper-gold deposit, the Spradbrow Lake gold property, DW copper-nickel property and the Hunters Point uranium-gold claims.

The Hunters Point project is reported to have returned assays of up to 12% U_3O_8 and 1.25 oz/T Au in surface grab samples.

Exploration

Globex has recently started or completed exploration on a number of its properties.

Lyndhurst Project - A drill hole was completed through what is known as the #1 Zone at the Lyndhurst property. A mineralized breccia of rhyolite, quartz and sulphide (py, cpy) was intersected which assayed the following: 1.41% Cu and 26.5 g/t Ag over a core length of 7.38 m (1.41% Cu and 0.775 oz/T Ag over 24.2 feet) or 0.825% Cu, 16.42 g/t Ag over 17.7 m (0.825% Cu, 0.48 oz/T over 56.3 feet) .

This zone appears to be an ideal material for what is termed flux which is in demand by local smelters. We are completing whole rock analysis on the material and if the analysis holds up, a more significant drill program to define tonnage and grade will be undertaken.

Laguerre-Knutson Project – Three drill holes were completed on the property. Significant zones of alteration and sulphide and/or quartz veining were intersected. Partial assays show wide zones of sub-economic or anomalous gold values.

Fabie Bay Project – A drill hole has been completed at the Fabie Bay massive sulphide deposit. The target is two fold: (1) to extend the reserve near the east boundary of the ore body and (2) to retrieve material for a series of metallurgical tests. Massive sulphides (cpy, po, py) were intersected over a core length of 16 feet. Assays are awaited.

Globex had Jim Proudfoot (P. Eng.) perform a preliminary evaluation of the economic viability of both the Fabie Bay and its sister Magusi River deposits. In light of the positive evaluation at today's metal prices, discussions were started and are ongoing with milling and smelting facilities regarding treatment of material from the deposits.

Deloro Magnesite Project – One hundred samples representing a complete cross section of the ore zone were sent to SGS Lakefield Laboratories for mineralogical and whole rock analysis. Results added greatly to our understanding of the mineralogy and chemistry of the deposit.

At the same time, efforts to raise funds to complete the feasibility study have not been successful. After much soul searching, we have decided to rethink and either down size and/or reorient the project. To this end, we have terminated our agreements with various government agencies until we have a clearer picture of what may be possible in today's financing market.

We have been approached by several consumers of magnesite and magnesium oxide and are actively following up on these enquiries. A flotation concentrate of the magnesite is to be prepared for further analysis.

Duvay Gold Project – An induced polarization survey has been commissioned to try to outline areas of secondary sulphide concentration on this highly altered and complexly quartz veined property.

Other – Prospecting was carried out on Globex's new Miniac gold-zinc and DW copper-nickel properties.

General – Globex has been contacted by or has contacted a number of companies regarding options on several of our properties. Due diligence and/or discussions are on going in several cases.

In a first for Globex, we have entered into a joint venture with Queenston Mining Inc. regarding our Wood Gold Mine property and Queenston's Pandora Gold property. The new joint venture property is to the west of the developing, deep seated Lapa Gold deposit of Agnico-Eagle and covers the same stratigraphy as the Lapa deposit including the gold localizing Cadillac Break. Globex will be project operator. We have taken this step due to our past experience with Queenston as an option partner (competent, thorough, efficient, good geological knowledge, etc.) and the fact that a wide, shallowly drilled zone of gold mineralization straddles our common boundary. We will drill two 1,000 metres holes to test our property at depths similar to that which hosts the Lapa deposit.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Income and Deficit

(Cdn. dollars) (unaudited)	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Revenues				
Option income	$ 42,500	$ 10,895	$ 573,946	$ 179,552
Interest income	1,593	766	5,041	2,304
Gain (loss) on sale of marketable securities	(21,726)	12,836	19,797	50,035
Other	433	851	1,556	1,051
	22,800	25,348	600,340	232,942
Expenses				
Amortization	1,941	1,460	5,161	4,238
Loss (gain) on foreign exchange translation	8,220	1,152	2,645	22,251
Loss on sale of mineral properties	-	-	-	40,823
Office and general	27,453	29,996	92,120	116,408
Professional fees	32,023	29,159	101,431	111,836
Stock-based compensation	17,000	-	219,950	504,000
Transfer agent fees	1,560	2,205	6,125	6,761
Travel and automotive	1,106	2,284	12,150	16,144
Write down exploration expenses	600,372	22,597	618,434	38,154
Write down mining exploration properties	54,546	-	54,546	-
	744,221	88,853	1,112,562	860,615
Net (loss) income for the period	(721,421)	(63,505)	(512,222)	(627,673)
Deficit - beginning of period	(32,622,714)	(32,499,036)	(32,641,663)	(31,934,868)
Restatement of stock-based compensation costs	-	-	(189,250)	-
Share issue expenses	-	-	(1,000)	-
Deficit - end of period	$ (33,344,135)	$ (32,562,541)	$ (33,344,135)	$ (32,562,541)
Net (loss) income per share - basic & diluted	$ (0.053)	$ (0.005)	$ (0.036)	$ (0.048)
Weighted average number of shares	13,580,204	13,193,485	13,505,914	13,191,650

Interim Consolidated Balance Sheets

(Cdn. dollars)	As at September 30 2004 unaudited	As at December 31 2003 audited
Assets		
Current		
Cash	$ 102,100	$ 2,061
Marketable securities Market value - $333,770 (December 31, 2003 - $169,845)	333,770	85,161
Receivables	45,547	313,408
Prepaid expenses	13,105	753
	494,522	401,383
Money market - restricted for exploration expenditures	169,385	-
Reclamation bonds	129,035	131,225
Capital assets	22,395	23,975
Mineral properties and deferred exploration expenditures	615,183	1,066,843
	$ 1,430,520	$ 1,623,426
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 70,239	$ 54,323
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 13,580,204 (2003 - 13,455,204)	34,244,716	34,160,266
Contributed surplus - stock-based compensation	459,700	50,500
Deficit	(33,344,135)	(32,641,663)
	1,360,281	1,569,103
	$ 1,430,520	$ 1,623,426

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(Cdn. dollars) (unaudited)	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Operating Activities				
Net (loss) income for the period	$ (721,421)	$ (63,505)	$ (512,222)	$ (627,673)
Adjusted for				
- amortization	1,941	1,460	5,161	4,238
- foreign exchange loss (gain) - Reclamation bonds	7,130	254	2,190	20,208
- write down mineral properties and deferred exploration expense	653,601	-	653,601	40,823
- stock-based compensation	17,000	-	219,950	535,000
Change in non-cash working capital	48,580	40,302	22,816	(44,808)
	6,831	(21,489)	391,496	(72,212)
Financing Activities				
Issuance of share capital	-	1,675	9,750	2,300
Share capital issue expense	-	-	(1,000)	-
	-	1,675	8,750	2,300
Investing Activities				
Deferred exploration expenses	(92,023)	(17,483)	(173,670)	(30,561)
Option & grant proceeds reducing mineral properties and deferred exploration expenditures	20,573	19,354	79,227	25,687
Mineral properties acquisitions	(943)	(1,950)	(32,798)	(54,279)
Reclamation bond recovery		-	-	50,000
Capital assets additions	(2,241)	(1,474)	(3,581)	(1,773)
Money market - restricted for exploration expenditures	67,895	-	(169,385)	-
	(6,739)	(1,553)	(300,207)	(10,926)
Net increase (decrease) in cash	92	(21,367)	100,039	(80,838)
Cash - beginning of period	102,008	21,442	2,061	80,913
Cash - end of period	$ 102,100	$ 75	$ 102,100	$ 75

Interim Consolidated Statements of Deferred Exploration Expenditures

(Cdn. dollars) (unaudited)	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
Current Expenses				
Drilling	$ 41,837	$ -	$ 60,300	$ -
Laboratory analysis	2,226	131	43,611	131
Mining property tax	10,738	11,576	25,315	23,855
Geologist	18,450	-	20,538	-
Prospecting	1,772	26,089	18,092	38,600
Reports and maps	4,291	1,045	7,638	1,258
Consulting	2,838	-	5,470	4,290
Labour	4,075	-	4,075	-
Geophysics	3,300	-	3,300	800
Line cutting	1,600	-	1,600	-
Travel & accomodation	1,217	-	1,217	-
Core storage	300	-	900	-
Supplies	470	-	585	458
Repairs & maintenance	218	-	218	-
Transport costs	8	1,234	190	1,234
Miscellaneous	-	5	-	5
Total current expenses	93,340	40,080	193,049	70,631
Deferred expenses beginning of period	946,658	1,186,709	885,913	1,206,287
Sales and/or options and grants	(10,574)	(4,623)	(31,476)	(39,195)
Exploration expenses written off	(600,372)	(22,597)	(618,434)	(38,154)
Deferred expenses end of period	$ 429,052	$ 1,199,569	$ 429,052	$ 1,199,569

1. **ACCOUNTING POLICIES**

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements except for the accounting policy change mentioned in note 2. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2003 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2004 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2004 and 2003.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

2. **CHANGE IN ACCOUNTING POLICIES**

In 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the CICA Handbook Section 3870, "Stock-based compensation cost and other stock based payments", which now require that the fair value-based method be applied to awards granted to employees.

During the period ended September 30, 2004, the Company granted 150,000 stock options with an average fair values of $0.70 and $0.80 to non employees and valued them using the Black-Scholes option pricing model and the following assumptions: risk free interest rates of 4.50%; expected volatility of 121.3% and 75%; expected life of 7 and 2 years and expected dividend yield of 0%. The fair value of $80,500 has been recognized in the Company accounts.

On June 8, 2004, Globex shareholders approved a 5 year extension to expiry dates for 1,788,000 stock options issued to executives and directors, employees and service providers. The fair value of the extension recognized by the Company, using the Black-Scholes option pricing model, is $139,450. Assumptions used were: risk free interest rates of 4.50%; expected volatility of 98.9%; expected life of 70% of expiry and expected dividend yield of 0%.

3. **RELATED PARTY TRANSACTIONS**

In 2004, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $87,243 (2003 - $67,500) was included in Office and general and Professional fees, for services rendered. $7,000 and 31,500 Globex shares, valued at $26,145, received as partial consideration for acquisition of the Wood Gold property, was included in Mineral properties and deferred exploration expenses. At September 30, 2004, accounts payable included $64 due to related parties. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

4. **MONEY MARKET - RESTRICTED FOR EXPLORATION EXPENDITURES**

During the year ended December 31, 2003, the Company issued 300,000 flow-through shares at a price $1.30 each. The Company committed itself to use the proceeds of $300,000 from these subscriptions for exploration expenditures. To September 30, 2004, the Company has spent $130,615 on flow-through related exploration expenditures.

5. SHARE CAPITAL, WARRANTS AND OPTIONS

SHARE CAPITAL

Authorized: Unlimited common shares. No par value.

Issued and fully paid:	September 30, 2004		December 31, 2003	
Balance, beginning of year	13,455,204	$ 34,160,266	13,189,436	$ 33,848,716
Options exercised	35,000	9,750	35,000	11,550
Flow-through	-	-	230,768	300,000
Wood property option	90,000	74,700	-	-
Balance, end of the period	13,580,204	$ 34,244,716	13,455,204	$ 34,160,266

WARRANTS

In 2003, the Company issued 230,768 share purchase warrants which entitle the holder to acquire one common share for each warrant held at an exercise price of $1.75 per share until December 30, 2004 and $1.95 per share for a period of one year thereafter.

OPTIONS	Shares	Weighted Average Exercise Price per Share
Balance, beginning of year	1,963,000	$ 0.36
Options exercised	(35,000)	0.28
Grant to service providers	150,000	0.73
Balance, end of the period	2,078,000	0.39

6. WOOD GOLD MINE PROPERTY ACQUISITION

On May 1, 2004, Globex optioned the remaining 50% of the Wood gold mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which are due upon a production decision, and a 2% net smelter royalty. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. The group from whom the property was optioned had previously given Globex a 50% interest in the Wood gold mine property in exchange for Globex agreeing to manage the property. The first payment to the prospecting group, in which a company owned by a shareholder has a 35% interest, was $20,000 and 90,000 Globex shares. The transaction was approved by the independent members of the board and a committee of the Toronto Stock Exchange.

7. JOINT VENTURE AGREEMENT

On July 1, 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. agreeing to pool the Company's Wood gold mine claims and Queenston's adjacent claims, the Pandora gold property. The Partners will participate jointly in exploration, development and mining of mineral resources within the properties, with Globex as operator. The combined 2004 budget for the 1st phase of exploration is $250,000.

8. MINING PROPERTY & DEFERRED EXPLORATION EXPENDITURES WRITTEN DOWN

In the 3rd quarter 2004, the Company wrote off all property acquisition costs ($54,546) and related capitalized exploration expenditures $(599,055), where no significant exploration program has been undertaken during the past 3 years. Of the properties written down, one will be dropped while the remaining18 properties continue to be held by the Company.